As filed with the Securities and Exchange Commission on June 25, 2004

Registration No. 333-[            ]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

THE FIRST AMERICAN CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

California	95-1068610
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

1 First American Way

Santa Ana, California 92707-5913

(714) 800-3000

(Address, Including Zip Code, and Telephone Number, Including

Area Code, of Registrant’s Principal Executive Offices)

Kenneth D. DeGiorgio, Esq.

General Counsel

The First American Corporation

1 First American Way

Santa Ana, California 92707-5913

(714) 800-3000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

With a copy to:

Neil W. Rust, Esq.

White & Case LLP

633 West Fifth Street

Los Angeles, California 90071

(213) 620-7700

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or reinvestment plans, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐ Registration No.

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐ Registration No.

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit		Proposed Maximum Aggregate Offering Price		Amount Of Registration Fee
Senior notes	$150,000,000	100	%(1)	$150,000,000	(1)	$19,005	(2)

(1)	Estimated solely for the purpose of calculating the registration fee.
(2)	The registration fee is calculated pursuant to Rule 457(o) under the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

Subject to completion, dated [            ], 2004

Prospectus

The First American Corporation

$150,000,000

[            ]% Senior Notes Due 20[            ]

Interest payable [            ] and [            ]

Issue Price: [            ]

The senior notes will mature on [            ], 20[            ]. Interest will accrue from [            ], 200[            ]. We may redeem the senior notes in whole or in part at any time and from time to time at the redemption prices described on page [            ].

Investing in our senior notes involves risk. See “ Risk Factors” beginning on page [            ] for a discussion of certain risks that you should consider before investing in our senior notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Underwriting Discounts	Proceeds to Us, Before Expenses
Per senior note
Total
(1)	Plus accrued interest from the original date of issuance, if any.

The senior notes will not be listed on any securities exchange. Currently, there is no public market for the senior notes.

We expect that delivery of the senior notes will be made to investors in book-entry form through The Depository Trust Company on or about [            ], 2004.

JPMorgan

This prospectus is dated [            ], 2004

In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus and in each prospectus supplement, if any. We have not, and the underwriters have not, authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale of these securities is not permitted. You should assume that the information appearing in this prospectus and any prospectus supplement is accurate only as of the respective dates thereof. Our business, financial condition, results of operations and prospects may have changed since those dates.

i

Prospectus Summary

This summary contains basic information about us and our offering of the senior notes. It does not contain all the information that is important to you. You should read the following summary together with the more detailed information and financial statements and notes to the financial statements contained elsewhere or incorporated by reference in this prospectus, as described under the heading “Where You Can Find More Information.” To fully understand this offering, you should read all of these documents.

Our Company

We are engaged in the business of providing business information and related products and services. Our operations include six reportable segments segregated into two business groups. The first group, Financial Services, includes title insurance and specialty insurance. The second group, Information Technology, includes mortgage information, property information, credit information and screening information. The title insurance segment issues policies, which are insured statements of the condition of title to real property, and provides other related services, including trust, banking and investment advisory services. The specialty insurance segment provides home warranties, which protect homeowners against defects in home fixtures, and also offers property and casualty insurance. The mortgage information segment primarily provides to mortgage lender customers flood zone determination reports that provide information on whether or not a property is in a special flood hazard area, the status of tax payments on real property securing loans, default services, and other mortgage information services. The property information segment supplies core real estate data, providing, among other things, property valuation information, title information, tax information and imaged title documents. The credit information segment provides conventional credit information as well as sub-prime credit information. The screening information segment, which comprises First Advantage Corporation, a Nasdaq-listed company, provides employment screening and other occupational health services, resident screening, risk mitigation services and consumer location services.

Our principal executive office is located at 1 First American Way, Santa Ana, California 92707-5913, and our telephone number is (714) 800-3000.

The Offering

Issuer	The First American Corporation.

Securities Offered	$150,000,000 aggregate principal amount of [ ]% senior notes.

Maturity Date	[ ].

Interest Payment Dates	[ ] and [ ], commencing [ ].

Optional Redemption

We may redeem the senior notes, in whole at any time or in part from time to time, at our option on not less than 30 days’ and not more than 60 days’ notice, at the redemption prices described on page [ ] under the heading “Optional Redemption.”

Ranking	The senior notes will:

•	be general obligations that are not secured by any assets of ours or our subsidiaries;

•	rank equally in right of payment with all of our current and future unsecured debt that is not expressly stated to be junior in right of payment to the senior notes;

•	effectively rank junior in right of payment to the current and future debt and other liabilities of our subsidiaries; and

•	rank junior to any secured debt to the extent of the assets securing such debt.

Covenants	The indenture and indenture supplement under which the senior notes will be issued contain certain restrictions on our company. These include restrictions on our ability to:

•	incur liens on certain of our licensed insurance companies; and

•	merge with, or sell or lease all or substantially all of our assets to, another person if that person does not assume our responsibilities under the senior notes.

Use of Proceeds

We estimate that we will receive net proceeds from this offering of approximately $[ ] million, which we intend to use for general corporate purposes, including working capital, capital expenditures, stock repurchases and future acquisitions.

Further Issues

We may create and issue further senior notes ranking equally and ratably with the senior notes offered hereby in all respects, so that such further senior notes shall be consolidated and form a single series with the senior notes and shall have the same terms as to status, redemption or otherwise as the senior notes.

Summary Selected Financial Data

The following table sets forth the summary selected consolidated financial data for our business for the five years ended December 31, 2003, and the three months ended March 31, 2003 and 2004. The summary is qualified in its entirety by reference to the financial statements and other information contained in our annual report on Form 10-K for the year ended December 31, 2003, and our quarterly report on Form 10-Q for the quarter ended March 31, 2004, each of which is incorporated by reference into this prospectus. All data are in thousands except percentages, per share data and employee data.

	Year Ended December 31 (audited)					Three Months Ended March 31 (unaudited)
	2003	2002	2001	2000	1999	2004	2003
Income Statement Data:
Revenues:
Operating revenue	$6,072,189	$4,633,278	$3,662,986	$2,877,528	$2,936,196	$1,445,533	$1,294,958
Investment and other income	141,525	70,931	87,737	56,727	51,973	28,238	47,017

	6,213,714	4,704,209	3,750,723	2,934,255	2,988,169	1,473,771	1,341,975

Expenses:
Salaries and other personnel costs	1,799,553	1,523,195	1,263,451	1,014,766	1,034,772	473,775	407,217
Premiums retained by agents	1,729,104	1,292,297	960,215	791,940	871,036	424,234	365,709
Other operating expenses	1,319,875	1,049,125	853,604	697,672	678,856	340,839	293,387
Provision for title losses and other claims	324,404	224,589	180,646	141,632	116,218	71,421	67,239
Depreciation and amortization	114,424	96,829	108,348	86,336	77,031	29,370	26,015
Premium Taxes	51,535	34,658	24,840	22,573	22,897	12,540	10,456
Interest	36,097	33,609	30,079	25,460	17,387	10,462	8,459

	5,374,992	4,254,302	3,421,183	2,780,379	2,818,197	1,362,641	1,178,482

Income before income taxes, minority interest and cumulative effect of a change in accounting for tax service contracts(1)	838,722	449,907	329,540	153,876	169,972	111,130	163,493
Income taxes	292,000	149,900	117,500	54,700	62,300	37,400	56,000

Income before minority interest and cumulative effect of a change in accounting for tax service contracts(1)	546,722	300,007	212,040	99,176	107,672	73,730	107,493
Minority interests	95,700	65,640	44,772	16,953	19,029	18,774	19,913

Income before cumulative effect of a change in accounting principle	451,022	234,367	167,268	82,223	88,643	54,956	87,580
Cumulative effect of a change in accounting principle	—	—	—	—	(55,640)	—	—

Net Income	$451,022	$234,367	$167,268	$82,223	$33,003	$54,956	$87,580

Per share amounts:
Basic:
Income before cumulative effect of a change in accounting for tax service contracts(1)	$5.89	$3.27	$2.51	$1.29	$1.37	$0.69	$1.18
Cumulative effect of a change in accounting for tax service contracts(1)	—	—	—	—	(0.86)	—	—

Net Income	$5.89	$3.27	$2.51	$1.29	$0.51	$0.69	$1.18

	Year Ended December 31 (audited)					Three Months Ended March 31 (unaudited)
	2003	2002	2001	2000	1999	2004	2003
Diluted:
Income before cumulative effect of a change in accounting for tax service contracts(1)	$5.22	$2.92	$2.27	$1.24	$1.34	$0.62	$1.05
Cumulative effect of a change in accounting for tax service contracts(1)	—	—	—	—	(0.84)	—	—

Net Income	$5.22	$2.92	$2.27	$1.24	$0.50	$0.62	$1.05

Balance Sheet Data:
Assets:
Cash and cash equivalents	$1,113,530	$900,863	$645,240	$300,905	$350,010	$1,095,653	$942,874

Accounts and accrued income receivable	347,035	299,040	273,090	204,177	180,824	406,834	345,773

Income taxes receivable	—	—	—	19,472	8,606	—	—

Investments:
Deposits with savings and loan associations and banks	57,945	38,328	27,597	31,900	35,948	70,397	26,104
Debt securities	350,475	309,864	257,045	209,407	230,976	314,110	320,251
Equity securities	45,758	36,931	52,014	58,720	62,904	44,426	36,219
Other long-term investments	233,794	142,392	113,995	92,703	86,686	239,673	186,618

	687,972	527,515	450,651	392,730	416,514	668,606	569,192

Loans receivable	105,228	108,162	104,264	94,452	87,338	107,428	108,111

Property and equipment, at cost:
Land	43,327	43,185	43,018	42,463	41,662	43,315	43,237
Buildings	187,167	183,045	173,878	168,897	145,204	194,246	181,332
Furniture and equipment	286,337	270,004	237,354	189,046	199,510	288,175	267,044
Capitalized software	364,658	284,537	318,370	261,792	180,465	378,308	288,434
Less—accumulated depreciation	(403,473)	(347,695)	(299,615)	(227,110)	(173,527)	(416,879)	(352,103)

	478,016	433,076	473,005	435,088	393,314	487,165	427,944

Title plants and other indexes	426,086	375,401	308,027	290,072	250,723	436,527	381,686

Deferred income taxes	141,622	20,951	22,221	11,519	48,284	141,088	14,089

Goodwill, net	1,253,080	563,991	432,823	346,156	284,390	1,295,498	559,269

Other assets	339,542	169,046	127,942	105,166	96,411	331,508	189,035

	$4,892,111	$3,398,045	$2,837,263	$2,199,737	$2,116,414	$4,970,307	$3,537,973

Liabilities and Stockholders' Equity:
Demand deposits	$76,580	$84,473	$91,285	$81,289	$80,843	$73,592	$84,888

Accounts payable and accrued liabilities	819,015	539,069	373,170	267,567	280,698	714,552	470,710

Deferred revenue	719,503	358,747	294,227	261,673	279,766	727,312	375,312

Reserve for known and incurred but not reported claims	435,852	360,305	314,777	284,607	273,724	441,116	367,812

Income taxes payable	4,017	1,518	13,342	—	—	33,156	45,913

Notes and contracts payable	553,888	425,705	415,341	219,838	196,815	566,030	431,011

	Year Ended December 31 (audited)					Three Months Ended March 31 (unaudited)
	2003	2002	2001	2000	1999	2004	2003
Mandatorily redeemable preferred securities of the Company’s subsidiary trust whose sole assets are the Company’s $100,000,000 8.5% Deferrable interest subordinated notes Due 2012	100,000	100,000	100,000	100,000	100,000	100,000	100,000

Minority interests in consolidated subsidiaries	303,736	163,639	130,669	114,526	88,577	324,700	172,739

Commitments and contingencies

Stockholders' equity:
Preferred stock, $1 par value	—	—	—	—	—	—	—
Common stock, $1 par value	78,826	73,636	68,694	63,887	65,068	81,446	75,937
Additional paid-in capital	463,610	359,644	271,403	172,468	184,759	528,943	405,891
Retained earnings	1,399,940	987,768	777,971	628,913	561,946	1,442,679	1,067,752
Accumulated other comprehensive loss	(62,856)	(56,459)	(13,616)	4,969	4,218	(63,219)	(59,992)

Total stockholders’ equity	1,879,520	1,364,589	1,104,452	870,237	815,991	1,989,849	1,489,588

	$4,892,111	$3,398,045	$2,837,263	$2,199,737	$2,116,414	$4,970,307	$3,537,973

Other Data:
Return on average stockholders’ equity(2)	27.8%	19.0%	16.9%	9.8%	10.9%	10.9%	22.5%
Cash dividends on common shares	$34,008	$24,570	$18,210	$15,256	$15,840	$12,218	$7,596
Loss ratio	5.2%	4.8%	4.8%	4.8%	3.9%	4.8%	5.0%
Ratio of debt to total capitalization(3)	23.0%	25.6%	29.4%	24.5%	24.7%	22.3%	24.2%
Cash flow from operations	$830,120	$540,607	$388,247	$141,418	$173,219	$26,535	$82,840
Capital expenditures	$98,963	$94,672	$129,221	$158,466	$212,588	$35,557	$21,932
Depreciation and amortization	$114,424	$96,829	$108,348	$86,336	$77,031	$29,370	$26,015
Title orders opened(4)	2,511	2,184	1,930	1,241	1,334	624	631
Title orders closed(4)	2,021	1,696	1,405	975	1,120	410	456
Number of employees	29,802	24,886	22,597	20,346	20,065	29,687	25,543

(1)	Resulted from the adoption of Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements”, which became effective January 1, 1999, and applied to our tax service operations.
(2)	Return on average stockholders’ equity for 1999 excludes the cumulative effect of a change in accounting for tax service contracts from both net income and stockholders’ equity.
(3)	Capitalization includes minority interests liability and junior subordinated deferrable interest debentures.
(4)	Title order volumes are those processed by the direct title operations of First American and do not include orders processed by agents.

Risk Factors

You should carefully consider each of the following risk factors, as well as the other information contained elsewhere in this prospectus, each prospectus supplement, if any, and the information incorporated by reference before deciding to purchase any of our senior notes. We face risks other than those listed here, including those that are unknown to us and others of which we may be aware of but, at present, consider immaterial. Because of the following factors, as well as other variables affecting our operating results, past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods.

Certain recurring trends generally result in a decrease in the demand for our products.

Demand for our products generally decreases as the number of real estate transactions in which our products are purchased decreases. We have found that the number of real estate transactions in which our products are purchased decreases in the following situations:

•	when mortgage interest rates are high;

•	when the mortgage fund supply is limited; and

•	when the United States economy is weak.

We believe that this trend will recur.

As a holding company, we depend on distributions from our subsidiaries, and if distributions from our subsidiaries are materially impaired, our ability to pay interest on or repay principal of the senior notes may be adversely affected.

First American is a holding company whose primary assets are the securities of its operating subsidiaries. Our ability to pay interest on and repay principal of the senior notes is dependent on the ability of our subsidiaries to pay dividends or repay funds to us. If our operating subsidiaries are not able to pay dividends or repay funds to us, we may not be able to pay interest or repay principal on the senior notes. Moreover, pursuant to insurance and other regulations under which our insurance subsidiaries operate, the amount of dividends, loans and advances available to our company from our regulated subsidiaries is limited. Under such regulations, the maximum amount of dividends, loans and advances available to us from our insurance subsidiaries in 2004 is $313.4 million.

As we are a holding company, the senior notes will effectively be junior to all prior claims of creditors of our subsidiaries.

Our status as a shareholder of our subsidiaries means that we will be subject to the prior claims of creditors of our subsidiaries, except to the extent that we have a claim as a creditor. For example, we would be a creditor of a subsidiary if we make a loan to that subsidiary. As a result, the senior notes will effectively be junior to all existing and future liabilities and obligations of our subsidiaries and you should look only to the assets of our company for payments on the senior notes. As of March 31, 2004, our subsidiaries had liabilities and obligations of approximately $2.158 billion to creditors other than us.

Changes in government regulations could prohibit or limit our operations.

Our title insurance, property and casualty insurance, home warranty, thrift, trust and investment businesses are regulated by various federal, state and local governmental agencies. Many of our other businesses operate within statutory guidelines. Changes in the applicable regulatory environment or statutory guidelines could prohibit or restrict our existing or future operations. Such restrictions may restrict our ability to implement rate increases, acquire assets or businesses or otherwise have a negative impact on our ability to generate revenue and earnings.

We may be subject to increased regulation regarding the use of personal information.

Certain data and services we provide are subject to regulation by various federal, state and local regulatory authorities. Compliance with existing federal, state and local laws and regulations has not had a material adverse effect on our results of operations or financial condition to date. Nonetheless, federal, state and local laws and regulations in the United States designed to protect the public from the misuse of personal information in the marketplace and adverse publicity or potential litigation concerning the commercial use of such information may increasingly affect our operations and could result in substantial regulatory compliance expense, litigation expense and/or a loss of revenue.

We may not be able to pursue our acquisition strategy.

We intend to continue to grow through acquisitions. We may not be able to identify suitable acquisition candidates or complete acquisitions on satisfactory terms. A number of our competitors also have adopted the strategy of expanding and diversifying through acquisitions. We will continue to experience competition in our effort to execute on our acquisition strategy. As a result, we may be unable to continue to make acquisitions or may be forced to pay more for the companies we are able to acquire.

The integration of companies that we acquire may be difficult and may result in a failure to realize some of the anticipated potential benefits of acquisitions.

When companies are acquired, we may not be able to integrate or manage these businesses so as to produce returns that justify the investment. Any difficulty in successfully integrating or managing the operations of the businesses could have a material adverse effect on our business, financial condition, results of operations or liquidity, and could lead to a failure to realize any anticipated synergies. Our management also will be required to dedicate substantial time and effort to the integration of acquisitions. These efforts could divert management’s focus and resources from other strategic opportunities and operational matters.

Our earnings may be reduced if acquisition projections are inaccurate.

Our earnings have improved since 1991 in large part because of our acquisition and integration of non-title insurance businesses. These businesses generally have higher margins than the title insurance businesses. For example, pre-tax margins for the title insurance segment were 11.1% in 2003, while pre-tax margins for the segments in our information technology group in the same year were 27.6%. The success or failure of acquisitions in this group has depended in large measure upon the accuracy of our projections. These projections are not always accurate. Inaccurate projections have historically led to lower than expected earnings.

Certain provisions of our charter and rights plan may make a takeover of our company difficult even if such takeover could be beneficial to some of our shareholders.

Our restated articles of incorporation authorize the issuance of “blank check” preferred stock with such designations, rights and preferences as may be determined from time to time by the our board of directors. Accordingly, our board is empowered, without further shareholder action, to issue shares or series of preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights, including the ability to receive dividends, of our common shareholders. The issuance of such preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control. In conjunction with the rights plan discussed below, we have authorized the issuance of our Series A Junior Participating Preferred Shares. Although we have no present intention of issuing any additional shares or series of preferred stock, we cannot guarantee that we will not make such an issuance in the future.

We have adopted a rights plan which could, alone or in combination with our restated articles of incorporation, discourage transactions involving actual or potential changes of control, including transactions that otherwise could involve payment of a premium over prevailing market prices to our shareholders for their common shares.

You may not be able to sell your senior notes.

Prior to this offering there has been no public market for the senior notes, and there can be no assurance that such a market will develop. We do not intend to apply for listing of the senior notes on any securities exchange. The underwriters of the offering of senior notes may, but will not be required to, make a market in the senior notes. Any market making activity in the senior notes by any underwriters may be discontinued at any time without notice. If no active public market develops, the trading price of the senior notes may fall, and you may not be able to sell your senior notes. If an active trading market were to develop, the senior notes could trade at prices that may be lower than the initial offering price. Whether or not the senior notes trade at lower prices depends on many factors, including:

•	prevailing interest rates;

•	the markets for similar securities;

•	general economic conditions; and

•	our financial condition, historical financial performance and future prospects.

Accordingly, you should be prepared to hold the senior notes until maturity.

Capitalization

The following table sets forth the capitalization of our company and its subsidiaries on a consolidated basis, and as adjusted to give effect the offering of the senior notes, as of March 31, 2004. All dollar amounts are shown in thousands.

	As of March 31, 2004
	Actual	As Adjusted
Notes and contracts payable	566,467	566,467
Senior notes offered hereby	—	150,000
7.55% senior debentures due 2028	99,563	99,563
Minority interests	324,700	324,700
Stockholders’ equity
Common stock	81,446	81,446
Additional paid-in capital	528,943	528,943
Retained earnings	1,442,679	1,442,679
Accumulated other comprehensive income	(63,219)	(63,219)
Total shareholders’ equity	1,989,849	1,989,849
Total Capitalization	$2,980,579	$3,130,579

Ratio of Earnings to Fixed Charges

Our consolidated ratio of earnings to fixed charges is set forth below for each of the periods indicated:

	Year Ended December 31					Three Months Ended March 31, 2004
	2003	2002	2001	2000	1999
Earnings to Fixed Charges	8.84	5.53	4.56	3.04	3.62	4.41

For purposes of computing the ratio of earnings to fixed charges, earnings represent net income plus applicable income taxes, minority interest, amortization of capitalized interest, distributed income of equity investees and fixed charges, and less equity and earnings of affiliates and capitalized interest. Fixed charges represent interest expense, capitalized interest and the interest factor of rent expense.

Use of Proceeds

We estimate that the net proceeds we will receive from this offering will be approximately $[            ] million, after deducting estimated underwriters’ discounts and commissions and other offering expenses payable by us. We intend to use the net proceeds from the sale of the senior notes offered hereby for general corporate purposes, including working capital, capital expenditures, stock repurchases and acquisitions. At this time, we have not identified a particular business or assets to acquire with the proceeds of this offering. We may invest funds not required immediately for such purposes in short-term, interest-bearing and other investment grade securities or add such funds to our general funds.

Description of the Senior Notes

The following description summarizes the general terms and provisions of the senior notes. The summary is not complete. The indenture and indenture supplement governing the senior notes have been filed as exhibits to the registration statement that we have filed with the SEC, of which this prospectus forms a part. We encourage you to read the indenture, the indenture supplement and each prospectus supplement, if any, in order to understand the terms of the senior notes. Capitalized terms used in the summary have the meanings specified in the indenture. In this section references to “we,” “us,” “our,” and “First American” include only The First American Corporation and not any of its subsidiaries.

Principal Amount

The senior notes will be issued as one series of the senior notes authorized under the senior indenture dated as of April 7, 1998 between us and The Wilmington Trust Company, as trustee, as supplemented by the First Supplemental Indenture (collectively, the “indenture”). The senior notes will initially be limited in aggregate principal amount to $150.0 million, and will be issued in denominations of $1,000 or in integral multiples of $1,000 in excess thereof. We may, without the consent of the holders, increase the principal amount of the senior notes by issuing additional senior notes in the future on the same terms and conditions, except for any differences in the issue price and interest accrued prior to the issue date of the additional senior notes, and with the same CUSIP number as the senior notes offered hereby. The senior notes offered by this prospectus and any additional senior notes would rank equally and ratably and would be treated as a single class for all purposes under the indenture.

Maturity

The entire principal amount of the senior notes is scheduled to mature and become due and payable, together with any accrued and unpaid interest, on [            ], 20[            ].

Interest

Each senior note will bear interest at the rate of [            ]% per annum from the date of its original issuance. Interest will be calculated on the number of actual days elapsed based on a 360-day year consisting of twelve 30-day months. Interest will be payable semi-annually in arrears on [            ] and [            ] of each year, beginning [            ], 200[            ]. While the senior notes are represented by one or more global senior notes, interest will be paid to the person who is the holder of record on the day before the payment date. While the senior notes are held in certificated form, interest will be paid to the person who is the holder of record on the day that is 15 days before the payment date.

Ranking

On page [            ] under the heading “Prospectus Summary—The Offering—Ranking,” we explained, among other things, that the senior notes will rank equally with our existing and future senior unsecured indebtedness. We currently have outstanding $99.5 million aggregate principal amount of senior debentures due in 2028.

We would like to emphasize that the senior notes are not secured by any assets of our company or our subsidiaries and there are no liens that secure the senior notes. This means, for example, that if we go bankrupt, secured creditors would be paid first with cash proceeds from a liquidation or sale of the secured assets. If there are any cash proceeds remaining after paying our secured creditors, your senior notes would be paid on the same level as our other debt which has terms equal to the senior notes. Creditors of our subsidiaries rank senior to the senior notes in the event of bankruptcy. You should look only to the assets of our company for payments on the senior notes. As of May 31, 2004, our subsidiaries had liabilities and obligations of approximately $2.158 billion to creditors other than us.

The senior notes will not be convertible into other securities.

Optional Redemption

The senior notes may be redeemed in whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of:

•	100% of the principal amount of the senior notes then outstanding to be redeemed; and

•	the sum of the present values of the remaining scheduled payments of principal and interest on the senior notes to be redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable treasury rate plus [ ] basis points plus, in each case, accrued and unpaid interest on the principal amount being redeemed to the redemption date.

“treasury rate” means, with respect to any redemption date:

•	the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the comparable treasury issue (if no maturity is within three months before or after the remaining life (as defined below), yields for the two published maturities most closely corresponding to the comparable treasury issue will be determined and the treasury rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

•	if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semiannual equivalent yield to maturity of the comparable treasury issue, calculated using a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for such redemption date.

The treasury rate will be calculated on the third business day preceding the date fixed for redemption.

“comparable treasury issue” means the U.S. Treasury security selected by an independent investment banker as having a maturity comparable to the remaining term (“remaining life”) of the senior notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such senior notes.

“comparable treasury price” means (1) the average of five reference treasury dealer quotations for such redemption date, after excluding the highest and lowest reference treasury dealer quotations, or (2) if the independent investment banker obtains fewer than four such reference treasury dealer quotations, the average of all such quotations.

“independent investment banker” means either J.P. Morgan Securities Inc. or [            ], as specified by us, or, if these firms are unwilling or unable to select the comparable treasury issue, an independent investment banking institution of national standing appointed by us.

“reference treasury dealer” means (1) J.P. Morgan Securities Inc. and [            ] and their respective successors, provided, however, that if either of the foregoing shall cease to be a primary U.S. government securities dealer in New York City (a “primary treasury dealer”), we will substitute therefor another primary treasury dealer and (2) any other primary treasury dealer selected by us after consultation with the independent investment banker.

“reference treasury dealer quotations” means, with respect to each reference treasury dealer and any redemption date, the average, as determined by the independent investment banker, of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the independent investment banker at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

We will mail a notice of redemption to each record holder of senior notes to be redeemed at such holder’s registered address by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption. Unless we default on payment of the redemption price, interest will cease to accrue on the redemption date fixed in the notice with respect to the senior notes or portions thereof called for redemption. If fewer than all of the senior notes are to be redeemed, the trustee will select, not more than 60 days prior to the redemption date, the particular senior notes or portions thereof for redemption from the outstanding senior notes not previously called by lot or by any other method as the trustee deems fair and appropriate.

Sinking Fund

The senior notes will not have the benefit of any sinking fund.

Certain Covenants Contained in Indenture

We have limitations on future liens against the capital stock of certain subsidiaries

In general, the indenture does not limit the amount of other securities that our subsidiaries or we may issue. However, neither our company nor any of our subsidiaries may incur any liens on the capital stock of any subsidiary that is a licensed insurance company having capital and surplus in excess of $2.5 million, known as a restricted subsidiary. We are allowed to have liens on the capital stock of restricted subsidiaries securing debt that is expressly junior to the senior notes if the senior notes are secured by a senior lien on the same capital stock, and debt that ranks equally with the senior notes. The following liens are also allowed under the indenture:

•	liens on capital stock of a restricted subsidiary which are incurred for the purpose of financing the acquisition of that restricted subsidiary, or subsequent liens incurred in a refinancing of debt used to acquire that restricted subsidiary if the new liens do not secure an amount greater than the original debt;

•	liens on the capital stock of any restricted subsidiary securing indebtedness which at the time of incurrence does not exceed 20% of our total capitalization; and

•	liens securing indebtedness from our company to any wholly-owned restricted subsidiary or from any wholly-owned restricted subsidiary to our company or its subsidiaries.

As of May 31, 2004 we had no indebtedness secured by liens on the capital stock of the restricted subsidiaries.

Limitation on consolidation, merger and sale or lease of assets

The indenture will not prevent us from consolidating or merging with another company or selling or leasing all or substantially all of our assets. However, the surviving corporation in a consolidation or merger must be a United States company which expressly assumes our obligations to pay principal and interest on the senior notes and to perform the covenants in the indenture. Similarly, if we were to sell or lease most of our assets to another party, that party must be a United States company which expressly assumes our obligations to pay principal of and interest on the senior notes and to perform the covenants in the indenture, and in the case of a lease, the lease must remain in effect so long as any senior notes are outstanding. In addition, no event of default under the indenture may exist at the time of the consolidation, merger, sale or lease.

Indenture Events of Default

Each of the following is an event of default under the indenture:

•	failure for 30 days to pay any interest on the senior notes when due;

•	failure to pay any principal on the senior notes when due whether at maturity, upon redemption by declaration or otherwise;

•	failure to observe or perform in any material respect any other covenant contained in the indenture for 90 days after written notice to our company from the trustee or the holders of at least 25% of aggregate principal amount of outstanding senior notes;

•	we initiate or have initiated against us bankruptcy, insolvency, reorganization or similar proceedings, or a receiver, liquidator or other similar official is appointed with respect to our company or of any substantial part of our property, or an order is entered winding up or liquidating our affairs;

•

any default or event of default under any indebtedness of our company or any of our subsidiaries, other than non-recourse indebtedness secured by assets the terms of which limit the remedies of the holders of the indebtedness primarily to the assets so secured (“non-recourse indebtedness”), which default or event of default results in at least $25 million aggregate principal amount of such indebtedness being declared due and payable prior to maturity and such acceleration is not rescinded within 10 days; or

•	failure by our company or any of our subsidiaries to pay at maturity any indebtedness, other than non-recourse indebtedness, in excess of $25 million aggregate principal amount, and such failure is not cured within 10 days.

The indenture provides that the trustee may withhold notice to you of any default, other than a default in the payment of principal of, premium, if any, or interest on senior notes, if the trustee determines in good faith that withholding such notice is in your interests.

Procedures if an Event of Default Occurs

If an event of default with respect to the senior notes other than bankruptcy, insolvency or reorganization of our company occurs and is continuing, the trustee or holders of not less than 25% of aggregate outstanding principal amount of senior notes may declare the principal and interest of the senior notes immediately due and payable. If an event of default with respect to the senior notes involving bankruptcy, insolvency or reorganization (or any similar laws) of our company, or the appointment of a receiver or similar official, occurs and is continuing, the principal of and interest on the senior notes will immediately and automatically be due and payable without any declaration by the trustee or you.

The holders of a majority of the aggregate outstanding principal amount of the senior notes may waive a declaration of acceleration after the occurrence of an event of default with respect to the senior notes if:

•	no judgment or judicial order for payment of amounts due has been obtained by the trustee;

•	all existing events of default with respect to the senior notes have been cured or waived, except nonpayment of principal or interest that has become due solely because of the acceleration;

•	a sum sufficient to pay all overdue principal of and interest on the senior notes has been deposited with the trustee; and

•	the trustee has been paid reasonable compensation and reimbursed for its disbursements and advances.

The holders of not less than a majority in aggregate principal amount of the senior notes may, on behalf of all holders of that series of senior notes, waive any past default, except:

•	a default in the payment of principal of or interest on the senior notes, unless the default has already been waived as provided in the preceding paragraph or cured; and

•	a default in the performance of a covenant or provision which under the indenture cannot be modified or amended without the consent of all holders of the senior notes.

Procedures for Supplementing and Modifying the Indenture

The indenture allows us and the trustee to supplement the indenture without the consent of holders of our senior notes to:

•	replace our company with a successor company which expressly assumes our obligations to pay principal of and interest on the senior notes and to perform the covenants in the indenture;

•	transfer or pledge any of our property to or with the trustee;

•	allow us to transfer any right or power under the indenture to the trustee;

•	establish the form or terms of any new debt securities to be issued under the terms of the indenture;

•	add covenants or events of default for the benefit of holders of our senior notes;

•	provide for the appointment of a successor trustee;

•	change the terms of the indenture with respect to subsequently issued debt securities;

•	cure ambiguities, defects or inconsistencies, provided that any such action does not materially and adversely affect your interests, and

•	qualify, or maintain the qualification of, the indenture under the Trust Indenture Act of 1939, as amended, known as the Trust Indenture Act.

The indenture also contains provisions permitting us and the trustee, with the consent of the holders of not less than a majority in aggregate outstanding principal amount of the senior notes, to modify the indenture in a manner affecting your rights; provided that no modification may, without the consent of all holders of senior notes affected:

•	change the stated maturity of the senior notes;

•	change any installment of interest due;

•	reduce the principal amount of the senior notes;

•	reduce the rate or extend the time of payment of interest;

•	change the place of payment of amounts due on the senior notes;

•	impair your right to bring suit for payment on the senior notes;

•	modify any section of the indenture dealing with the waiver of past defaults, the vote required to supplement the indenture and the waiver of certain covenants; and

•	reduce the percentage of principal amount of senior notes required to consent to any modification or waiver of the indenture.

Book Entry System

The senior notes initially will be issued in book-entry form and represented by one or more global senior notes. The global senior notes will be deposited with, or on behalf of, The

Depository Trust Company, New York, New York, as the depositary, known as DTC, and registered in the name of Cede & Co., the nominee of DTC. DTC will be the only registered holder of the senior notes. Unless and until it is exchanged for individual certificates evidencing securities under the limited circumstances described below, a global security may not be transferred except as a whole by the depositary to its nominee or by the nominee to the depositary, or by the depositary or its nominee to a successor depositary or to a nominee of the successor depositary.

DTC will keep a computerized record of its participants who own global senior notes. Direct participants in DTC include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. These participants would then keep a record of their own clients who purchase beneficial interests in the global senior notes. If you purchase senior notes through a broker in book-entry form, you will hold a beneficial interest in your senior notes. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. The rules applicable to DTC and its participants are on file with the SEC.

When senior notes are held in book-entry form, we will not issue certificates to participants or beneficial owners. Beneficial interests in global senior notes will be shown on, and transfers of global senior notes will be made through, records maintained by DTC and its direct participants. Keeping track of ownership in this manner eliminates the need to exchange certificates when ownership is transferred. Beneficial owners will have no rights under the indenture with respect to global senior notes held on their behalf by the depositary, and the depositary will be treated by us and the trustee as the absolute owner of such global senior notes for all purposes whatsoever.

DTC has advised us that it is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

How you will receive payments on and vote the senior notes under the book-entry system

We will wire principal and interest payments to DTC or its nominee when due. DTC or its nominee will then pay principal and interest to participants only, who in turn will pay beneficial owners. The participants are responsible for keeping account of their holdings on behalf of their customers. We and the trustee will treat DTC or its nominee as the record owner of the global senior notes for all purposes. Accordingly, we and the trustee will have no direct responsibility or liability to pay any amounts due on the senior notes to participants and owners of beneficial interests in global senior notes.

We have been informed by DTC that it is DTC’s practice, upon receipt of any payment of principal or interest, to credit the direct participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global senior notes as shown on DTC’s records as of the record date for such payments.

Neither DTC nor its nominee will consent or vote with respect to the senior notes. We understand it is DTC’s current practice to assign any consenting or voting rights to direct participants whose accounts are credited with securities on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in global senior notes, and voting by participants, will be subject to the customary practices between the participants and owners of beneficial interests in global senior notes, as is the case with securities held for the account of customers registered in “street name.” However, these payments will be the responsibility of the participants and not of DTC, the trustee or us.

Exchange of global senior notes

A global senior note may only be transferred in whole by DTC to a nominee of DTC. A global senior note is exchangeable for senior notes registered in the name of beneficial owners only if:

•	DTC notifies us that it is unwilling or unable to continue as a depository for global senior notes or if at any time DTC ceases to be a clearing agency registered under the Exchange Act and we have not chosen a successor depositary;

•	we deliver to the trustee a notice that the global senior notes will be so transferable, registrable, and exchangeable, and that transfers will be registrable; or

•	an event of default occurs with respect to the senior notes represented by a global senior note.

Any global senior note that is exchangeable for senior notes registered in the name of beneficial owners will be transferred to, and registered and exchanged for, senior notes in authorized denominations and registered in such names as the depository holding such global senior note may direct. In the event a global senior note becomes exchangeable for senior notes issued in the names of beneficial owners:

•	senior notes will be issued only in fully registered form in denominations of $1,000 or integral multiples thereof;

•	payment of principal, any repurchase price, and interest on the senior notes will be payable, and the transfer of the senior notes will be registrable, at the office or agency designated by us; and

•	no service charge will be made for any registration of transfer or exchange of the senior notes, although we may require payment of a sum sufficient to cover any tax or governmental charge.

Defeasance and Discharge of the Senior Notes

We may elect, at any time, to discharge substantially all of our obligations under the senior notes if we deposit in trust with the trustee money or U.S. government obligations which through the payment of interest and principal in accordance with their terms will provide money in an amount sufficient to pay all the principal of, and interest and premium, if any, on the senior notes. In order for us to so discharge our obligations, we are required to deliver to the trustee an opinion of legal counsel to the effect that the deposit and related defeasance would not cause you to recognize income, gain or loss for United States federal income tax purposes, together with a private letter ruling to that effect received by us from the United States Internal Revenue Service or revenue ruling pertaining to a comparable form of transaction to such effect by the United States Internal Revenue Service.

Initial Paying Agent

Initially, we will act as paying agent with respect to the senior notes. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that we will be required to maintain a paying agent at the place of payment.

We may request that any moneys deposited with the trustee or any paying agent, or then held by us in trust, for payment of principal of or interest on any senior notes which remains unclaimed for two years after becoming due and payable be repaid to us. If this happens to money to be paid to you, you will be treated as a general unsecured creditor of ours, and you may only look to us for payment.

Governing Law

The indenture is, and the senior notes will be, governed by the laws of the State of New York.

Trustee

The Wilmington Trust Company is the trustee under the indenture. Notice to the trustee should be directed to its Corporate Trust Office, located at Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890-0001.

The indenture and provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the rights of the trustee, should it become one of our creditors, to obtain payment of claims in certain cases, or to realize on property received in respect of any such claim, as security or otherwise. The trustee and its affiliates may engage in, and will be permitted to continue to engage in, other transactions with us and our affiliates; provided, however, that if it acquires any conflicting interest (as defined in the Trust Indenture Act), it must eliminate the conflict or resign.

The holders of a majority in principal amount of the then outstanding senior notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee. The Trust Indenture Act and the indenture provide that in case an event of default shall occur (and be continuing), the trustee will be required, in the exercise of its rights and powers, to use the degree of care and skill of a prudent person in the conduct of such person’s affairs. Subject to such provision, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of the senior notes issued thereunder, unless they have offered to the trustee indemnity satisfactory to it.

Underwriting

Under the terms and subject to the conditions in the underwriting agreement relating to the offering and sale of the senior notes, we have agreed to sell to each underwriter, and each underwriter has agreed to purchase from us, the principal amount of senior notes set forth opposite the name of that underwriter below:

Underwriter	Principal Amount of Senior Notes
J.P. Morgan Securities Inc.	$[ ]
Total	$[ ]

Under the terms of the underwriting agreement, if the underwriters take any of the senior notes, then the underwriters are obligated to take and pay for all of the senior notes.

The senior notes are a new issue of securities with no established trading market and will not be listed on any national securities exchange. The underwriters have advised us that they intend to make a market for the senior notes, but they have no obligation to do so and may discontinue market making at any time without providing any notice. No assurance can be given as to the liquidity of any trading market for the senior notes.

The underwriters initially propose to offer part of the senior notes directly to the public at the offering prices described on the cover page and part to certain dealers at a price that represents a concession not in excess of [            ]% of the principal amount of the senior notes. Any underwriter may allow, and any such dealer may reallow, a concession not in excess of [            ]% of the principal amount of the senior notes to certain other dealers. After the initial offering of the senior notes, the underwriters may from time to time vary the offering price and other selling terms.

We have also agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the underwriters may be required to make in respect of any such liabilities.

In connection with the offering of the senior notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the senior notes. Specifically, the underwriters may overallot in connection with the offering of the senior notes, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, senior notes in the open market to cover syndicate short positions or to stabilize the price of the senior notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the senior notes in the offering of the senior notes, if the syndicate repurchases previously distributed senior notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the senior notes above independent market levels. The underwriters are not required to engage in any of these activities, and may end any or all of them at any time without notice.

Expenses associated with this offering, to be paid by us, are estimated to be [$                ].

J.P. Morgan Securities Inc. (“JPMorgan”) will make the senior notes available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by MarketAxess Corporation, an Internet-based communications technology provider. MarketAxess Corporation is providing the system as a conduit for communications between JPMorgan and its customers and is not a party to any transactions. MarketAxess Corporation, a registered broker-dealer, will receive compensation from JPMorgan based on transactions JPMorgan conducts through the system. JPMorgan will make the senior notes available to its customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

In the ordinary course of their respective business, certain of the underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with us and our affiliates.

Where You Can Find More Information

We file annual, quarterly and current reports, proxy statements and other information and documents with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC may charge a fee for making copies. You may call the SEC at (800) 732-0330 for more information on the operation of the Public Reference Room, and on the availability of other Public Reference Rooms. Our filings with the SEC are also available to the public on the Internet through the SEC’s EDGAR database. You may access the EDGAR database at the SEC’s web site at www.sec.gov.

This prospectus provides only a general description of the senior notes. This prospectus and each prospectus supplement, if any, is part of a registration statement on Form S-3 that we filed with the SEC. As allowed by SEC rules, this prospectus does not contain all of the information that is in the registration statement and the exhibits to the registration statement. For further information about First American, investors should refer to the registration statement and its exhibits. A copy of the registration statement and its exhibits may be inspected, without charge, at a Public Reference Room or on the SEC’s web site.

It is important for you to analyze the information in this prospectus, the registration statement and the exhibits to the registration statement, and additional information described under the heading “Documents Incorporated By Reference” below before you make your investment decision.

Documents Incorporated by Reference

The SEC allows us to “incorporate by reference” certain information in documents we file with them, which means that we can disclose important information to you in this prospectus by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus, information filed subsequently that is incorporated by reference and information in any prospectus supplement. These documents contain important business and financial information about our company, including information concerning its financial performance, and we urge you to read them. We incorporate by reference into this prospectus all of the following documents:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2003;

•	our quarterly report on Form 10-Q for the quarter ended March 31, 2004; and

•	our current reports on Form 8-K for the periods ended March 24, 2004; April 15, 2004 and May 18, 2004.

We also incorporate into this prospectus all of our filings with the SEC made pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act that we file after date of this prospectus but prior to the termination of any offering of senior notes made by this prospectus. Information in this prospectus, any prospectus supplement and incorporated by reference is only current as of the date it is made. Information in documents that we subsequently file with the SEC will automatically update and supersede any previously disclosed information.

However, any documents or portions thereof or any exhibits thereto that we furnish to, but do not file with, the SEC shall not be incorporated or deemed to be incorporated by reference into this prospectus.

We will furnish to you without charge, upon written or oral request, a copy of any or all of the documents incorporated by reference into this prospectus, except for exhibits to those documents, unless the exhibits are specifically incorporated by reference into those documents. Requests should be addressed to:

The First American Corporation

Mark R Arnesen

1 First American Way

Santa Ana, California 92707-5913

(714) 800-3000

Special Note of Caution Regarding

Forward-looking Statements

This prospectus and the documents incorporated by reference herein contain “forward-looking statements” within the meaning of the federal securities laws. These forward-looking statements are based on our management’s estimates and assumptions and take into account only the information available at the time the forward-looking statements are made. Although we believe these estimates and assumptions are and will be reasonable, forward-looking statements involve risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested in the forward-looking statements. Forward-looking statements include the information concerning future financial performance, business strategy, projected plans and objectives of First American set forth in this prospectus and the documents incorporated by reference herein, including:

•	statements about any future increase in refinancing activity;

•	continued strong relationships with lenders and our ability to leverage such relationships;

•	future cash flows from operations and anticipated operational cash requirements; and

•	the scope of our services.

The words “anticipates,” “estimates,” “projects,” “forecasts,” “goals,” “believes,” “expects,” “intends,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are subject to numerous risks and uncertainties. The following are some important factors that could cause actual results to differ materially from those in forward-looking statements:

•	changes in the real estate market, interest rates or the general economy;

•	limitations on access to public records and other data;

•	changes in government regulations that are applicable to our regulated businesses;

•	our continued ability to identify businesses to be acquired;

•	changes in our ability to integrate businesses which we acquire;

•	an increase in our expenses;

•	consolidation among our significant competitors or customers;

•	general volatility in the capital markets; and

•	other factors described in our annual report on Form 10-K for the fiscal year ended December 31, 2003.

Our actual results, performance or achievement could differ materially from those expressed in, or implied by, forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations and financial condition of First American. The forward-looking statements speak only as of the date they are made. We do not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

Legal Matters

The validity of the senior notes offered hereby will be passed upon for us by White & Case LLP, Los Angeles, California. The validity of the senior notes offered hereby will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

Experts

The financial statements and the related financial statement schedules incorporated into this prospectus by reference to our annual report on Form 10-K for the year ended December 31, 2003, have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in the report of said firm, which report is also incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

*                             *                             *

Part II

Information Not Required in Prospectus

Item 14. Other Expenses of Issuance and Distribution.

The expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions, are estimated to be as follows:

SEC registration fee	$19,005
Trustee’s fees*	$15,000
Printing fees*	$10,000
Legal fees and expenses*	$50,000
Accounting fees and expenses*	$50,000
Miscellaneous*	$10,000
Total	$154,005

*	Estimated

Item 15. Indemnification of Directors and Officers.

Subject to certain limitations, Section 317 of the California Corporations Code provides in part that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the corporation to procure a judgment in its favor) by reason of the fact that the person is or was an agent (which term includes officers and directors) of the corporation, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with the proceeding if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of the person was unlawful.

The California indemnification statute, as provided in Section 317 of the California Corporations Code (noted above), is nonexclusive and allows a corporation to expand the scope of indemnification provided, whether by provisions in its Bylaws or by agreement, to the extent authorized in the corporation’s articles. The Restated Articles of Incorporation of First American provide that: “The liability of the directors of the Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.” The effect of this provision is to exculpate directors from any liability to First American, or anyone claiming on First American’s behalf, for breaches of the directors’ duty of care. However, the provision does not eliminate or limit the liability of a director for actions taken in his capacity as an officer. In addition, the provision applies only to monetary damages and is not intended to impair the rights of parties suing on behalf of First American to seek equitable remedies (such as actions to enjoin or rescind a transaction involving a breach of the directors’ duty of care or loyalty).

The Bylaws of First American provide that, subject to certain qualifications, “(i) The corporation shall indemnify its Officers and Directors to the fullest extent permitted by law, including those circumstances in which indemnification would otherwise be discretionary; (ii) the corporation is required to advance expenses to its Officers and Directors as incurred, including expenses relating to obtaining a determination that such Officers and Directors are entitled to indemnification, provided that they undertake to repay the amount advanced if it is ultimately determined that they are not entitled to indemnification; (iii) an Officer or Director may bring suit against the corporation if a claim for indemnification is not timely paid; (iv) the corporation may not retroactively amend this Section 1 in a way which is adverse to its Officers and Directors; (v) the provisions of subsections (i) through (iv) above shall apply to all past and present Officers and Directors of the corporation.” “Officer” includes the following officers of First American: Chairman of the Board, President, Vice President, Secretary, Assistant Secretary, Chief Financial Officer, Treasurer, Assistant Treasurer and such other officers as the board shall designate from time to time. “Director” of First American means any person appointed to serve on First American’s board of directors either by its shareholders or by the remaining board members.

Each of First American’s 1996 Stock Option Plan, 1997 Directors’ Stock Plan, 2003 Title Agent Stock Purchase Plan, 401(k) Savings Plan, Pension Plan, Pension Restoration Plan and Employee Profit Sharing and Stock Ownership Plan (for purposes of this paragraph only, each individually, the “Plan”) provides that, subject to certain conditions, First American may, through the purchase of insurance or otherwise, indemnify each member of the Board (or board of directors of any affiliate), each member of the committee charged with administering the Plan, and any other employees to whom any responsibility with respect to the Plan is allocated or delegated, from and against any and all claims, losses, damages, and expenses, including attorneys’ fees, and any liability, including any amounts paid in settlement with First American’s approval, arising from the individual’s action or failure to act, except when the same is judicially determined to be attributable to the gross negligence or willful misconduct of such person.

First American’s Deferred Compensation Plan (for purposes of this paragraph only, the “Plan”) provides that, “To the extent permitted by applicable state law, First American shall indemnify and save harmless the Committee and each member thereof, the Board of Directors and any delegate of the Committee who is an employee of First American against any and all expenses, liabilities and claims, including legal fees to defend against such liabilities and claims arising out of their discharge in good faith of responsibilities under or incident to the Plan, other than expenses and liabilities arising out of willful misconduct. This indemnity shall not preclude such further indemnities as may be available under insurance purchased by First American or provided by First American under any bylaw, agreement or otherwise, as such indemnities are permitted under state law.”

Each of First American’s Management Supplemental Benefit Plan and Executive Supplemental Benefit Plan (for purposes of this paragraph only, each individually, the “Plan”) provides that, subject to certain conditions, First American may, through the purchase of insurance or otherwise, indemnify and hold harmless, to the extent permitted by law, the members of the Board of Directors and any other employees to whom any responsibility with respect to the administration of the Plan has been delegated against any and all costs, expenses and liabilities (including attorneys’ fees) incurred by such parties in performing their duties and responsibilities under the Plan, provided that such party or parties were not guilty of willful misconduct.

First American has policies of liability insurance which insure its directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

Item 16. Exhibits.

Exhibit Number		Description

1.1	*	Form of Underwriting Agreement.

4.1		Form of Senior Indenture (incorporated by reference to Exhibit 4.1 to First American’s registration statement on Form S-3 (Registration No. 333-47755) filed March 11, 1998).

4.2		Form of First Supplemental Indenture.

4.3		Form of Senior Note.

5.1		Opinion of White & Case LLP.

12.1		Statement regarding computation of Ratio of Earnings to Fixed Charges.

23.1		Consent of PricewaterhouseCoopers LLP.

23.2		Consent of White & Case LLP (contained in Exhibit 5.1).

24.1		Power of Attorney.

25.1		Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of Wilmington Trust Company to act as trustee under the Senior Indenture.
*	To be filed with an amendment to this registration statement

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during the period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) To file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

*                            *                             *

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santa Ana, state of California, on June 25, 2004.

THE FIRST AMERICAN CORPORATION

By:	/s/ PARKER S. KENNEDY
Parker S. Kennedy Chairman and Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on June 25, 2004.

By:	/s/ PARKER S. KENNEDY
Parker S. Kennedy Chairman and Chief Executive Officer (Principal Executive Officer)

By:	/s/ THOMAS A. KLEMENS
Thomas A. Klemens Senior Executive Vice President and Chief Financial Officer (Principal Financial Officer)

By:	/s/ MAX O. VALDES
Max O. Valdes Vice President, Chief Accounting Officer (Principal Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Date: June 25, 2004	By:	*
Parker S. Kennedy, Chairman

Date: June 25, 2004	By:	*
D.P. Kennedy, Chairman Emeritus and Director

Date: June 25, 2004	By:	*
Gary J. Beban, Director

Date: June 25, 2004	By:	*
J. David Chatham, Director

By:
William G. Davis, Director

Date: June 25, 2004	By:	*
James L. Doti, Director

Date: June 25, 2004	By:	*
Lewis W. Douglas, Jr., Director

Date: June 25, 2004	By:	*
Paul B. Fay, Jr., Director

Date: June 25, 2004	By:	*
Frank E. O’Bryan, Director

Date: June 25, 2004	By:	*
Roslyn B. Payne, Director

Date: June 25, 2004	By:	*
D. Van Skilling, Director

Date: June 25, 2004	By:	*
Herbert B. Tasker, Director

Date: June 25, 2004	By:	*
Virginia M. Ueberroth, Director

*By:	/s/ KENNETH D. DEGIORGIO
Kenneth D. DeGiorgio Attorney-in-Fact

Exhibit index

Exhibit Number		Description

1.1	*	Form of Underwriting Agreement.

4.1		Form of Senior Indenture (incorporated by reference to Exhibit 4.1 to First American’s registration statement on Form S-3 (Registration No. 333-47755) filed March 11, 1998).

4.2		Form of First Supplemental Indenture.

4.3		Form of Senior Note.

5.1		Opinion of White & Case LLP.

12.1		Statement regarding computation of Ratio of Earnings to Fixed Charges.

23.1		Consent of PricewaterhouseCoopers LLP.

23.2		Consent of White & Case LLP (contained in Exhibit 5.1).

24.1		Power of Attorney.

25.1		Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of Wilmington Trust Company to act as trustee under the Senior Indenture.
*	To be filed with an amendment to this registration statement